Mail Stop 6010
Via Facsimile and U.S. Mail


September 27, 2005

Mr. Donald H. Nikolaus
President
Donegal Group, Inc.
1195 River Road
Marietta, Pennsylvania 17547

      Re:	Donegal Group, Inc.
      Form 10-K for fiscal year ended December 31, 2004
	            File No. 0-15341

Dear Mr. Nikolaus:

      We have reviewed your September 14, 2005 response to our August
26, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Critical Accounting Policies and Estimates
Liability for Losses and Loss Expenses, page 10
1.         Please refer to prior comment 2. Your proposed
disclosure
does not appear to provide an adequate discussion of the
historical
accuracy of your loss and loss expense reserve estimates. Please provide this information to us in a disclosure-type format or tell us why it is not necessary. Include the discussion similar to pages
10
and 11 of your letter dated August 5, 2005 in your disclosure.
2. Please refer to prior comment 2. Your proposed disclosure on page 7 of your letter dated August 5, 2005 includes a table showing the effect on equity of percentage changes in loss and loss expense reserves net of reinsurance. However, this disclosure does not discuss or quantify the sensitivity of your estimate of losses and loss expenses to changes in specific underlying assumptions, such as claim frequency and severity. Also, it does not discuss your expected likelihood of material reserve changes in the future. In order to provide investors with an adequate understanding of this critical accounting estimate, please provide this information to us in a disclosure-type format or tell us why it is not necessary. Consider including a quantification and discussion of the impact of your pooling arrangements on the historical accuracy of this reserve estimate and its sensitivity to changes in key assumptions.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

           You may contact Frank Wyman, Staff Accountant, at 202-
551-
3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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Mr. Donald H. Nikolaus
Donegal Group, Inc.
September 27, 2005
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